UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2019, Sol-Gel Technologies Ltd. (the “Company”) entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC pursuant to which the Company may offer and sell ordinary shares, par value NIS 0.1 per share (the “Shares”), having aggregate gross sales proceeds of up to $15.0 million, from time to time, through an “at the market” offering program, under which Jefferies LLC will act as sales agent. The Shares that may be sold pursuant to the Sale Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-230564), as supplemented by the prospectus supplement dated May 31, 2019 relating to the sale of the Shares.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 1.1: Open Market Sale AgreementSM, dated May 31, 2019, by and between the Company and Jefferies LLC.

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. regarding the validity of the Shares.

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 31, 2019	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer